April 29, 2008

Mail Stop 6010

Patricia Nachtigal, Esq.
Senior Vice President and General Counsel
c/o Ingersoll-Rand Company
155 Chestnut Ridge Road
Montvale, New Jersey 07645

> **Re: Ingersoll-Rand Company Limited**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed April 24, 2008**
> **File No. 333-149537**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 1-16831**
>
> **Trane, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 20, 2008**
> **Form 8-K dated January 29, 2008**
> **File No. 1-11415**

Dear Ms. Nachtigal:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit 5.1

1.   The revised opinion contains several blanks and identifies itself as a form of opinion. Please obtain a final and dated opinion of counsel.

2.   As your registration statement has already been filed, please obtain an opinion of counsel that eliminates the reference in the first paragraph to a registration statement "to be filed" with the United States Securities and Exchange Commission.

3.   It is unclear why it is necessary to refer to the board resolution in the second paragraph as a "PDF" copy. Please obtain an opinion of counsel that eliminates this reference.

4.   We note the revisions to the opinion in response to prior comment 10. However, while it appears that your counsel has removed the language in question from the list of assumptions in the third paragraph, counsel has added similar language in clause (ii) of the second paragraph. Such clause contains conclusions of law that continue to qualify counsel's opinion. Please obtain a revised opinion of counsel that eliminates this qualification.

5.   We note the revisions to the opinion in response to prior comment 11. However, while it appears that your counsel has removed the language in question from the list of assumptions in the third paragraph, counsel has added a similar assumption to the fourth paragraph. We therefore reissue prior comment 11. Provide us with your analysis of how the law of another jurisdiction could affect the opinion required in Exhibit 5.1.

* * * * * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kevin Kuhar at (202) 551-3662 or Angela Crane, Branch Chief, at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3444 with any other questions.

Sincerely,

Perry Hindin
Special Counsel

cc (via fax):   Mario Ponce, Esq.—Simpson Thatcher & Bartlett LLP